Exhibit 2.1

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

dated as of

September 1, 2021

by and among

HG HOLDINGS, INC.,

TITLE AGENCY VENTURES LLC

and

FIDELIS US HOLDINGS, INC.

i

6.4	Exclusivity	14
6.5	Confidentiality	14
6.6	Non-Solicitation; Non-Disparagement	15
6.7	Enforcement of Rights for Acquired Entities’ Benefit	16
6.8	Waiver	16
6.9	Releases	17

ARTICLE VII. ADDITIONAL JOINT COVENANTS		17

7.1	Support of Transaction	17
7.2	Tax Matters	18
7.3	No Disclosure	18
7.4	Access to Books and Records Post-Closing	18

ARTICLE VIII. CONDITIONS TO OBLIGATIONS		19

8.1	Conditions to Each Party’s Obligations	19
8.2	Conditions to Obligations of Purchaser	19
8.3	Conditions to the Obligations of Seller	20
8.4	Frustration of Closing Conditions	21

ARTICLE IX. TERMINATION/EFFECTIVENESS		21

9.1	Termination	21
9.2	Effect of Termination	21

ARTICLE X. INDEMNIFICATION		22

10.1	Survival of Representations, Warranties, Covenants and Agreements	22
10.2	Indemnification	22
10.3	Indemnification Claim Procedures	23
10.4	Limitations on Indemnification Liability	24
10.5	Tax Treatment of Indemnity Payments	25
10.6	No Recourse Against the Acquired Entities	25
10.7	Disregard Materiality	25
10.8	Manner of Payment; Escrow Funds	26
10.9	Right of Setoff	26
10.10	Indemnification Sole and Exclusive Remedy	26

ARTICLE XI. MISCELLANEOUS		27

11.1	Waiver	27
11.2	Notices	27
11.3	Assignment	28
11.4	Rights of Third Parties	28
11.5	Expenses	28
11.6	Governing Law	28
11.7	Captions; Counterparts	28
11.8	Schedules and Annexes	28
11.9	Entire Agreement	28
11.10	Amendments	29
11.11	Severability	29
11.12	Jurisdiction	29
11.13	Enforcement	29

ii

MEMBERSHIP INTERESTS PURCHASE AGREEMENT

This Membership Interests Purchase Agreement (this “Agreement”), dated as of September 1, 2021, is entered into by and among HG Holdings, Inc., a Delaware corporation (with any Affiliate to whom this Agreement is assigned pursuant to Section 11.3 hereof, “Purchaser”), Title Agency Ventures LLC, a Delaware limited liability company (the “Company”) and Fidelis US Holdings, Inc., a Delaware corporation (“Seller” and, together with Purchaser and the Company, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, Seller owns 50% of the membership interests of the Company and, by virtue thereof, indirectly owns 50% of the membership interests of Omega National Title Agency, LLC, a Florida limited liability company (“Omega” and, collectively with the Company, the “Acquired Entities” and each, an “Acquired Entity”); and

WHEREAS, pursuant to the terms and subject to the conditions of this Agreement, at the Closing (as defined below), Purchaser desires to purchase from Seller, and the Seller desire to sell to the Purchaser, all of Seller’s membership interests in the Company (the “Purchased Equity”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

1.1         Definitions. As used herein, the following terms shall have the following meanings:

“Accounts” means any accounts for insureds for whom any Acquired Entity placed insurance coverage.

“Acquired Entity” or “Acquired Entities” has the meaning specified in the Recitals hereto.

“Action” means any claim, action, suit, audit, assessment, charge, demand, complaint, litigation, arbitration, mediation or inquiry, or any proceeding or investigation (in each case, whether civil, criminal, administrative, investigative or informal), commenced, conducted, heard or pending by or before any Governmental Authority or Private Tribunal.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means (a) the possession, directly or indirectly, of the power to vote ten percent (10%) or more of the Equity of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by Contract or otherwise, or (c) being a director, officer, manager, partner, executor, trustee, beneficiary or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Agreement” has the meaning specified in the preamble hereto.

“Basket Amount” has the meaning specified in Section 10.4(b).

“Business” means the business of originating, underwriting, placing or selling title insurance in respect of real property (including residential real property or commercial real property, and including title insurance policies placed in the name of the property owner or any lender or financing source in respect of such property), operating or managing title insurance agencies or title insurance agents, and any activities related to, in furtherance of or incidental to any of the foregoing.

“Business Day” means a day other than a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Cap” has the meaning specified in Section 10.4(a).

“Closing” has the meaning specified in Section 3.1.

“Closing Date” has the meaning specified in Section 3.1.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning specified in the preamble hereto.

“Company LLC Agreement” means that certain Limited Liability Company Agreement of the Company made and entered into as of the 11th day of March 2019 by and among the Company, Seller and National Consumer Title Group, LLC.

“Competing Transaction” means any proposal or offer from any Person (other than Purchaser or its Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, or similar transaction, of any material assets of the Company or Omega or for the Purchased Equity.

“Confidential Information” has the meaning specified in Section 6.5(a).

“Contract” means any contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement, whether written or oral and whether express or implied, together with all amendments and modifications thereto.

“Damages” means all losses, Liabilities, damages, deficiencies, assessments, awards, judgments, penalties, reasonable amounts paid or incurred in defense or settlement, fees, costs and expenses (including interest, court and other legal proceeding costs and reasonable attorneys’ fees, fees of experts and witnesses and other legal costs and expenses) incurred or suffered by any Indemnified Party, including reasonably foreseeable lost profits and diminution in value to the Purchased Equity, but in any event shall exclude any consequential damages (other than reasonably foreseeable lost profits and diminution in value to the Purchased Equity) and punitive or exemplary damages except to the extent awarded a third party.

“Equity” means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents of such Person’s capital stock, partnership interests, membership interests, limited liability company interests or other equivalent equity or ownership interests and any rights, warrants, options or other securities exchangeable or exercisable for or convertible into such capital stock or other equity or ownership interests (whether or not embedded in other securities).

“Escrow Agent” means Truist Bank.

“Escrow Agreement” means the Escrow Agreement by and among Purchaser, Seller and the Escrow Agent, in form and substance reasonably satisfactory to Purchaser and Seller.

“Escrow Amount” means $150,000.

“Escrow Fees” means the fees charged by the Escrow Agent at or upon the Closing in connection with rendering its services under the Escrow Agreement.

“Escrow Funds” means the funds subject to the Escrow Agreement as of any date of determination.

“Executory Period” has the meaning specified in Section 6.1.

“Fidelity Bond” means any bond or similar surety obligation relating to the business conducted by, or any Permit held by, any Acquired Entity, including any performance bond, payment bond, guarantee bond, fidelity bond, surety bond or other similar bond.

“Fiduciary Accounts Payable” means accounts payable for premium payables, surplus lines premium tax payables and stamping fees for any Policy bound prior to the Closing Date for which an Acquired Entity has an obligation to pay such accounts payable from Fiduciary Accounts Receivable or fiduciary bank accounts to a carrier or a Governmental Authority.

“Fiduciary Accounts Receivable” means that portion of the fiduciary accounts receivable for a Policy bound prior to the Closing Date for which an Acquired Entity has an obligation to pay such accounts receivable amount received to a carrier or a producer.

“Fraud” means a misrepresentation or omission (i) made either with knowledge or belief as to its falsity, (ii) with an intent to induce the other Person to act or refrain from acting, (iii) in which such other Person acted or refrained from acting in reliance on such representation and (iv) such reliance resulted in Damages to such other Person; provided, however, that for the avoidance of doubt, constructive fraud, fraud by negligent or innocent misrepresentation and fraud by reckless conduct shall not be deemed to constitute Fraud.

“Fundamental Representations” has the meaning specified in Section 10.1.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, including any entity or organization with the authority to regulate the Business in any jurisdiction in which any Acquired Entity operates, including the Florida Office of Insurance Regulation.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Guarantee” means, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any indebtedness of any other Person and (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the indebtedness of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor.

“Indemnification Claim” has the meaning specified in Section 10.3(a).

“Indemnified Party” has the meaning specified in Section 10.3(a).

“Indemnitor” means the Party required to provide indemnification pursuant to Section 10.2, such Party being the Purchaser in relation to the Seller Indemnified Parties and the Sellers in relation to the Purchaser Indemnified Parties.

“Invoices” has the meaning specified in Section 2.2(a).

“Law” means any statute, law, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Liability” of a Person means any obligation (contractual, legal or otherwise) or other liability of such Person, whether absolute, accrued, unaccrued, contingent, fixed or otherwise, whether known or unknown, and whether due or to become due.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, charge, option, warrant, right of first refusal, adverse claim, community property interest, equitable interest, restriction on title or transfer, proxy, easement, profit, license, servitude, right of way, covenant, zoning restriction or other lien of any kind.

“Made Available” means that Seller has provided such materials to Purchaser and its representatives not less than two (2) Business Days prior to the date of this Agreement.

“Material Adverse Effect” means any change, event, fact, circumstance or effect that, alone or in combination with any other changes, events, facts, circumstances or effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Acquired Entities (taken as a whole), except for any changes, events, facts, circumstances or effects to the extent resulting from (a) any change in applicable Laws or GAAP or any interpretation thereof arising after the date hereof, (b) any change in general economic (including interest rates), regulatory, weather or political conditions, (c) any change generally affecting the industries in which the Acquired Entities operate, (d) acts of God, including any earthquakes, hurricanes, tornadoes, floods or other natural disasters, (e) any acts of terrorism or war or the outbreak or escalation of hostilities or change in geopolitical conditions, (f) the effects of COVID-19, epidemics, pandemics or disease outbreak, (g) failure by any of the Acquired Entities to meet any revenue, earnings, premium written or other financial projections or forecasts (it being understood that the underlying cause of the failure to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Effect has occurred or could occur), (h) actions or omissions of Seller or any Acquired Entity that are required by this Agreement or the Transaction Documents or that are taken with the express written consent or at the express written request of Purchaser, (i) any breach or violation of any provision of this Agreement or the Transaction Documents by Purchaser, (j) the negotiation, execution, announcement or performance as contemplated therein of this Agreement or the Transaction Documents, including any communication by Purchaser or any of its Affiliates regarding plans, proposals or projections with respect to the business of the Acquired Entities and (k) the pendency or consummation of the transactions expressly contemplated by this Agreement or the Transaction Documents, including by reason of the identity of, or any fact or circumstance relating to, Purchaser or any of its Affiliates; provided, however, that to the extent such changes, events, facts, circumstances or effects have had or would reasonably be expected to have a disproportionate effect on the Acquired Entities (taken as a whole), then such changes, events, facts, circumstances or effects shall be taken into account in determining whether a Material Adverse Effect has occurred.

“Non-Governmental Third Party Consents” has the meaning specified in Section 7.1(a).

“Omega” has the meaning specified in the Recitals hereto.

“Organizational Documents” means (a) any certificate or articles of incorporation, organization or formation, any bylaws or limited liability company or operating agreement, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Party” or “Parties” has the meaning specified in the preamble hereto.

“Permit” means any license, approval, consent, franchise, registration, permit or similar right issued or granted by any Governmental Authority or pursuant to any Law.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, warehouseman’s, landlord’s and similar statutory Liens incurred in the ordinary course of business for monies not yet due, (b) Liens for Taxes not yet due or which are being contested in good faith through appropriate proceedings, (c) Liens securing rental payments under capital lease agreements, and (d) easements, rights-of-way, zoning restrictions, licenses, existing building restrictions, covenants, ordinances, easements of roads, privileges or rights of public service companies, reservations or restrictions on use and other similar encumbrances relating to real property that are matters of record and that do not prohibit or materially impair the present use, occupancy or marketability of title of such real property.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Policy” or “Policies” means any Renewal Rights applicable to the insurance policies placed by any Acquired Entity for the Accounts.

“Private Tribunal” means any non-Governmental Authority that offers dispute resolution services, administration, or management, including the American Arbitration Association, JAMS, National Arbitration Forum, or other arbitration services provider.

“Purchase Price” has the meaning specified in Section 2.2(a).

“Purchased Equity” has the meaning specified in the Recitals hereto.

“Purchaser” has the meaning specified in the preamble hereto.

“Purchaser Indemnified Parties” has the meaning specified in Section 10.2(a).

“Related Person” means (a) with respect to a specified individual, any member of such individual’s Family and any Affiliate of any member of such individual’s Family, and (b) with respect to a specified Person other than an individual, any Affiliate of such Person and any member of the Family of any such Affiliates that are individuals. The “Family” of a specified individual means the individual, such individual’s spouse and former spouses, such individual’s or his or her spouse’s first cousin, uncle, aunt, grandparent, grandchild, niece or nephew, and any other individual who resides with the specified individual.

“Released Claim” or “Released Claims” has the meaning specified in Section 6.9(a).

“Released Party” has the meaning specified in Section 6.9(a).

“Releasing Party” has the meaning specified in Section 6.9(a).

“Renewal Rights” mean any Acquired Entity’s existing, if any, rights to renew or rewrite all in-force insurance contracts, policies, binders, riders, endorsements or extensions thereto brokered, placed, issued or written by the Company that are for the Accounts, upon expiration, cancellation or anniversary thereof, to the extent such right does not infringe upon contractual rights of agents or brokers or otherwise violate any applicable Law.

“Representations Cap” has the meaning specified in Section 10.4(a).

“Restricted Period” has the meaning specified in Section 6.6(b).

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning specified in the Preamble.

“Seller Indemnified Parties” has the meaning specified in Section 10.2(b).

“Seller Released Parties” has the meaning specified in Section 6.9(b).

“SI Cap” has the meaning specified in Section 10.4(a).

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of its Equity is owned, directly or indirectly, by such Person.

“Target Released Claim” and “Target Released Claims” have the meaning specified in Section 6.9(b).

“Target Releasing Parties” has the meaning specified in Section 6.9(b).

“Tax Return” means any return, declaration, report, statement or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any claim for refund of Taxes and any amendments or supplements of any of the foregoing.

“Taxes” means (a) all federal, state, local, foreign or other taxes, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat or unclaimed property, alternative or add-on minimum or estimated taxes, and including any interest, penalty or addition thereto, in each case, imposed by a Governmental Authority and whether disputed or not and (b) any Liability in respect of any items described in clause (a) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) or otherwise.

“Trade Secrets” means any data or information of a Person that is not commonly known by or available to the public and which (a) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

“Transaction Documents” means this Agreement and all other written agreements, documents and certificates contemplated by this Agreement.

“Transaction Expenses” means, without duplication, all fees, costs, expenses and disbursements (including any Transaction-related bonus payment to any employee or consultant of any Acquired Entity and any payment relating to any Equity plan or award of any Acquired Entity, together with, in each case, the employer portion of any payroll, social security, unemployment or similar Taxes attributable to such compensatory payment) incurred by any Acquired Entity or Seller (or for which any of them has any liability), in each case to the extent (a) arising in connection with the negotiation, preparation, execution or consummation of this Agreement or any of the Transactions, (b) arising or accruing on or prior to the Closing Date and (c) not paid prior to the Closing.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transfer Taxes” means all transfer, sales, use, value added, documentary and stamp Taxes, all conveyance fees and recording charges and all other similar Taxes (including any real property or leasehold interest transfer or gains Tax and any similar Tax) incurred in connection with the Transactions.

1.2    Construction.

(a)    Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule” or “Annex” refer to the specified Article or Section of, or Schedule or Annex to, this Agreement; (v) the words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation;” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)    Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation, in each case as in effect on the date hereof and on the Closing Date.

(d)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Any date that falls on a date that is not a Business Day shall be deemed to refer to the next succeeding Business Day.

(f)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

1.3    Knowledge. As used herein, the phrase “to the knowledge” (or any similar phrase) of any Person shall mean the knowledge of, and the knowledge that would be obtained after reasonable inquiry by, (a) in the case of Seller, Hinal Patel, Michael Cottell and Richard Holden, and (b) in the case of any other Person, such Person’s executive officers.

ARTICLE II.
SALE AND PURCHASE

2.1    Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall purchase and accept from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser, all of the Purchased Equity, free and clear of all Liens, for a purchase price of $2,200,000.00 (the “Purchase Price”).

2.2    Closing Payments.

(a)    At the Closing, Purchaser shall pay to Seller, in exchange for the Purchased Equity, an amount (the “Closing Payment”) equal to the total of the Purchase Price less the Escrow Amount less 50% of the Escrow Fees less Transaction Expenses, such Transaction Expenses to be evidenced by written invoices with respect thereto, dated as of the Closing Date or within a reasonable period of time prior to the Closing Date and including the aggregate amount fully to discharge such obligations as of the Closing Date (the “Invoices”).

(b)    No later than one (1) Business Day prior to the Closing Date, Seller will deliver to Purchaser a schedule of the Transaction Expenses supported by the Invoices and including wire instructions for Seller and those Persons to whom the Transaction Expenses will be paid.

(c)    Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser shall pay, by wire transfer of immediately available funds in accordance with the wire instructions provided by Seller pursuant to Section 2.2(b) above, the following:

(i)    the Closing Payment, to Seller, to the account designated by Seller;

(ii)    the Escrow Fees and Escrow Amount to Escrow Agent, in each case, to the account designated by Escrow Agent and, in the latter case to be held or disbursed in accordance with the terms of the Escrow Agreement and Section 10.8(b); and

(iii)    cash in the amounts required to pay the Transaction Expenses in full as of the Closing, in accordance with the Invoices, to the accounts designated by each Person to whom such expenses are to be paid.

(d)    The Escrow Funds will be governed by the Escrow Agreement. The Escrow Amount (and any interest thereon) will be held in escrow for a period of twelve (12) months following the Closing for the purpose of addressing Seller’s indemnification obligations to Purchaser under Article X hereof, including without limitation the special indemnity in Section 10.2(a)(v).

2.3    Withholding. Purchaser shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law and shall timely remit such withheld amounts to the applicable Governmental Authority. If Purchaser determines that any such deduction or withholding is required, Purchaser shall provide Seller with a written notice of its intention to deduct and withhold at least five (5) Business Days prior to the anticipated Closing Date, indicating the (a) amount to be deducted and withheld and (b) relevant provisions of the Code or applicable Law requiring such deduction and withholding, and prior to any such deduction and withholding Purchaser and Seller shall use commercially reasonably efforts to eliminate or reduce such deduction and withholding. Amounts withheld and remitted pursuant to this Section 2.3 shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III.
CLOSING

3.1    Closing. Subject to the terms and conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place at such date as Purchaser and Seller mutually agree in writing, subject in each case to the satisfaction or waiver of all conditions set forth in Article VIII. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date” and the time at which the Closing shall be deemed effective shall be 12:01 a.m. on the Closing Date (the “Effective Time”).

3.2    Seller Closing Deliveries. At the Closing, Seller shall deliver (or cause to be delivered) to Purchaser all of the following (dated as of the Closing Date, unless otherwise indicated):

(a)    an assignment of membership interests in respect of the Purchased Equity in form and substance reasonably acceptable for transfer, duly executed by Seller, transferring the Purchased Equity to Purchaser free and clear of all Liens;

(b)    to the extent maintained by Seller, the minute books and the equity ledgers of the Company and Omega;

(c)     a certificate, duly executed by the secretary (or similar officer) of Seller, certifying as to the resolutions of the board of directors (or similar governing body) of Seller authorizing the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents (to the extent party thereto), and the good standing certificate or certificate of existence of Seller, issued by the secretary of state of Seller’s state or province of incorporation or formation as of a recent date certifying Seller’s good standing or existence;

(d)    the written resignations, in form and substance reasonably acceptable to Purchaser, of those managers and officers of the Company appointed by Seller, effective as of the Closing;

(e)    a duly executed IRS Form W-8 or W-9 from Seller and, if applicable, evidence of Seller’s delivery to the IRS of a Form 8288-B to request reduced withholding;

(f)    the certificates referenced in Section 8.2(e);

(g)    the Escrow Agreement, duly executed by Seller and the Escrow Agent; and

(h)    such other documents as Purchaser may reasonably request for the purpose of facilitating the performance or consummation of the Transactions.

3.3    Purchaser Closing Deliveries. At the Closing, Purchaser shall deliver (or cause to be delivered) to the Sellers all of the following (dated as of the Closing Date, unless otherwise indicated):

(a)    the payments provided for in Section 2.2(c), in the amounts and to the Persons designated therein;

(b)    the certificate referenced in Section 8.3(c); and

(c)    the Escrow Agreement, duly executed by Purchaser and Escrow Agent.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

4.1    Organization of the Company. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware.

4.2    Due Authorization. Each of the Company and Seller has all requisite power and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company or Seller of each of the Transaction Documents to which it is a party and the performance by it of the Transactions have been duly and validly authorized and approved by all requisite corporate or other applicable organizational action on its part, and no other proceeding on the part of the Company or Seller is necessary to authorize the Transaction Documents to which it is a party. Each Transaction Document to which the Company or Seller is a party constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.3    No Conflict; Governmental Authorities; Consents.

(a)    Neither the execution and delivery of any Transaction Document by Seller, nor the performance of the Transactions, will, directly or indirectly, with or without notice or lapse of time or both: (i) violate any Organizational Documents of Seller; (ii) violate any Law to which Seller or any asset or property owned or used by it is subject; or (iii) result in the creation of any Lien upon any of the assets or properties of Seller.

(b)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Seller with respect to its execution, delivery or performance of any of the Transaction Documents or the consummation of the Transactions.

4.4    Capitalization. Seller owns 50% of the outstanding Equity of the Company, free and clear of all Liens. The Company owns 100% of the outstanding Equity of Omega. All of the outstanding Equity of the Company has been duly authorized and is validly issued, fully paid and nonassessable. Neither the Company nor Omega has granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for its Equity, nor has the Company entered into any Contract providing for it to issue additional Equity or for the repurchase or redemption of its Equity. There is no Contract of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its Equity. The Company does not control directly or indirectly, or have any direct or indirect Equity ownership in, any Person other than Omega.

4.5    Litigation and Actions. There are no, and there have not been since January 1, 2019 any, material Actions pending or, to the knowledge of Seller, threatened in writing against the Company or otherwise affecting any of its assets. There is no material Action currently pending against, or which the Company intends to initiate against, any other Person. There is no, and there has not been since January 1, 2019 any, Governmental Order to which the Company is or has been subject.

4.6    Legal Compliance; Permits.

(a)    The Company is, and since January 1, 2019 has been, in compliance in all respects with all applicable Laws and Permits except for such instances of noncompliance whose financial impact is less than twenty-thousand dollars ($20,000). The Company and its employees have all requisite Permits required for the conduct of its business, including without limitation licenses required by the applicable insurance regulatory authorities and local business licenses.

(b)    Neither the Company , nor any of its managers or officers, has ever been convicted of or, to the knowledge of Seller, investigated with respect to, any violation of Law related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, or controlled substances, or is currently involved in any pending criminal or civil action or civil proposed debarment, exclusion or other sanctioning action. Neither the Company nor any of its managers or officers, or to the knowledge of Seller, any other Person, acting on behalf of either or both of such Persons, (i) has used or is using any organizational funds for any unlawful contributions, gifts, entertainment or other expenses relating to political activity, (ii) has used or is using any organizational funds for any direct or indirect unlawful payments (regardless of form, whether in money, property or services) to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977 or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any unlawful fund of organizational monies or other properties, or (v) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment (regardless of form, whether in money, property or services) of any nature, in each case in clauses (i) through (v) above in connection with the Business.

4.7    Material Contracts; No Defaults. There are no material Contracts to which, to Seller’s knowledge the Company is a party or to which any material asset of the Company is subject or the performance of which is Guaranteed by an Acquired Entity.

4.8    Leadership. Schedule 4.8 lists, as of the date hereof, all of the members of the board of managers of the Company duly appointed by Seller.

4.9    Reserved.

4.10    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Seller or any of its respective Affiliates.

4.11    Reserved.

4.12    Affiliate Transactions. Since January 1, 2019, neither Seller nor, to the knowledge of Seller, any Related Person of Seller, has (a) owned any interest in any asset used in the Business, (b) been involved in any business or transaction with an Acquired Entity or (c) engaged in competition with an Acquired Entity. Neither Seller nor, to the knowledge of Seller, any Related Person of Seller (i) is a party to any Contract with, or has any claim or right against, an Acquired Entity (other than under Contracts with an employee of, or contractor, subcontractor or consultant to, an Acquired Entity entered into in the ordinary course of business) or (ii) has any debt owing to, or Guaranteed by, an Acquired Entity.

4.13    Reserved.

4.14    Solvency. Bank Accounts; Credit Cards; Powers of Attorney. The bank accounts of the Company are operated separately from the bank accounts of any other Person and there is no right of set-off against any money in any such bank accounts for the Liabilities of any other Person. Neither Seller nor any Seller Related Person has signing authority or a right to access any bank account, safety deposit box or credit card of the Company or Omega. There are no outstanding powers of attorney granted to Seller in respect of its ownership in the Company or to any members of the Company’s board designated by Seller. Assuming (a) the accuracy of the representations and warranties set forth in Article V in all material respects as of the Closing, (b) the satisfaction of the conditions set forth in Article VIII, and (c) the performance by Purchaser of its obligations under this Agreement, immediately after giving effect to the consummation of the Transactions: (i) the fair saleable value (determined on a going concern basis) of the assets of Seller will be greater than the total amount of its Liabilities (whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed); (ii) Seller will be able to pay its debts and obligations in the ordinary course of business as they become due; and (iii) Seller will have adequate capital to carry on its business.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Sellers, as of the date hereof and as of the Closing Date, as follows, in each case, reading “Purchaser” to mean HG Holdings, Inc. HG Holdings, Inc. shall, in connection with any assignment of this Agreement to an Affiliate provide to Seller a certificate updating any statement below as necessary for it to be true of the assignee.

5.1    Organization. Purchaser has been duly formed and is validly existing as a corporation in good standing under the Laws of the State of Delaware. Purchaser has the power and authority to own or lease its properties and to conduct its business as it is now being conducted. Purchaser is in good standing as a foreign corporation in each jurisdiction in which it operates, except where failure to be so qualified would not have a material adverse effect on it or its ability to enter into this Agreement or consummate the Transactions.

5.2    Due Authorization. Purchaser has all requisite power and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Purchaser of each of the Transaction Documents to which it is a party and the performance by it of the Transactions have been duly and validly authorized and approved by all requisite organizational action on its part, and no other proceeding on the part of Purchaser is necessary to authorize the Transaction Documents to which it is a party. Each Transaction Document to which Purchaser is a party constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3    No Conflict. Neither the execution and delivery of any Transaction Document by Purchaser, nor the performance of the Transactions, will, directly or indirectly, with or without notice or lapse of time or both: (a) violate any Organizational Documents of Purchaser; (b) violate any Law to which Purchaser or any asset or property owned or used by it is subject; or (c) violate, conflict with, result in a breach of, result in a revocation of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify, or exercise any remedy under, any Contract to which Purchaser is a party, except in the cases of clauses (b) and (c) where the occurrence of the same would not have a material adverse effect on it or its ability to enter into this Agreement or consummate the Transactions.

5.4    Litigation and Actions. There are no Actions pending or, to the knowledge of Purchaser, threatened against Purchaser which, if determined adversely, would have a material adverse effect on it or its ability to enter into this Agreement or consummate the Transactions. There is no Governmental Order binding upon Purchaser which limits, prohibits or constrains its ability to enter into this Agreement or consummate the Transactions.

5.5    Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of Purchaser with respect to its execution, delivery or performance of any of the Transaction Documents or the consummation of the Transactions.

5.6    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Purchaser or any of its Affiliates.

5.7    Investment Purpose. Purchaser is acquiring the Purchased Equity for its own account and not with a view to distribution of the Purchased Equity in violation of any securities Law. Purchaser is familiar with the Securities Act, as presently in effect, and understands the resale limitations imposed by the Securities Act.

ARTICLE VI.
COVENANTS

6.1    Conduct of Business; Notice of Developments. Except as otherwise expressly contemplated by the terms of this Agreement or as consented to in writing by Purchaser, from the date hereof through the earlier of the date this Agreement is terminated in accordance with Article IX or the Closing Date (the “Executory Period”), Seller will cause the Company to conduct the Business only in the ordinary course of business. Notwithstanding the generality of the foregoing, during the Executory Period, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller will cause the Company not to engage in any practice, take any action, fail to take any action, or enter into any transaction having a Material Adverse Effect upon either Acquired Entity or the Business. During the Executory Period, Seller will promptly (but in any event within three (3) Business Days) notify Purchaser in writing of any fact or condition developing after the date hereof that would constitute a breach of any representation or warranty in Article IV of this Agreement if such representation or warranty were made on the date of the occurrence or discovery of such fact or condition.

6.2    Inspection.

(a)    During the Executory Period, Seller shall cause the Company to afford to Purchaser and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with the normal operation of the Acquired Entities, to all of the properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Acquired Entities and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Acquired Entities and the Business in the possession of Seller as such representatives may reasonably request.

(b)    Notwithstanding the foregoing, such access, copies and inspections set forth in clause (a) above shall not be required to the extent the same would violate any Law, Permit or Governmental Order applicable to the Acquired Entities. All information obtained by Purchaser and its representatives shall be treated as confidential.

6.3    No Equity Transfers. During the Executory Period, Seller will not assign, pledge, sell or otherwise transfer or encumber any Equity of the Company, nor authorize the Company to assign, pledge, sell or otherwise transfer or encumber any Equity of Omega.

6.4    Exclusivity. Seller, for itself and on behalf of the Acquired Entities, hereby agrees, during the Executory Period, not to, and will not authorize or permit any of its respective representatives or Affiliates to, directly or indirectly, (a) solicit, initiate, facilitate or encourage any Competing Transaction or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Competing Transaction, or (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or execute or enter into any Contract with respect to, any Competing Transaction. Seller hereby agrees to, and to cause the Acquired Entities and all of its and their respective representatives and Affiliates to, cease and cause to be terminated immediately all existing discussions or negotiations with any Person (other than Purchaser or its Affiliates) conducted on or before the date hereof with respect to any Competing Transaction. In the event that Seller, any Acquired Entity or any of their respective representatives or Affiliates is contacted by any Person regarding a Competing Transaction or receives any proposal from any Person regarding a Competing Transaction, Seller shall immediately notify Purchaser of the nature of such contact or proposal, the Person making such contact or proposal, and the terms of any Competing Transaction proposed.

6.5    Confidentiality.

(a)    From and after the date hereof, except as otherwise required by applicable Law, Seller shall, and shall cause its Affiliates, agents and representatives to, keep confidential, and will not use for the benefit of itself or others, any proprietary or nonpublic information regarding any other Party or any of its Affiliates (including the Acquired Entities) of which Seller may be aware, including Trade Secrets, customer lists, pricing policies, marketing plans or strategies or product development plans (collectively, “Confidential Information”); provided, however, that the foregoing shall not prevent disclosure to any representatives of Seller or any other applicable Person having a bona fide need to know such information for purposes of the Transactions and who are subject to nondisclosure obligations and use limitations comparable in scope to those contained herein.

(b)    Notwithstanding the foregoing, “Confidential Information” shall not include information that, as shown by written evidence, (i) becomes generally available to the public after the Closing other than as a result of a disclosure by the receiving party or its representatives in violation of the terms hereof or (ii) becomes available to the receiving party after the Closing on a non-confidential basis from a source other than the disclosing party or its representatives that rightfully possesses the information; provided, however, that such source is not known by the receiving party, after due inquiry, to be bound by a legal, fiduciary or contractual obligation of confidentiality or secrecy to the disclosing party or another party.

6.6    Non-Solicitation; Non-Disparagement.

(a)    In order to induce Purchaser to enter into this Agreement and consummate the Transactions, Seller agrees to the provisions of this Section 6.6, as set forth below.

(b)    During the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date (the “Restricted Period”), Seller shall not and shall ensure that its officers do not, directly or indirectly, for Seller or its Affiliates or on behalf of or in conjunction with any other Person in any manner (i) solicit or recruit for employment, or assist any Person to solicit or recruit for employment, any individual who is at the time employed by Purchaser or any of its Affiliates (including the Acquired Entities), or any successors or assigns thereof, to become employed as an employee, independent contractor or consultant with a competitor of Purchaser or any of its Affiliates (including the Acquired Entities), or any successors or assigns thereof; or (ii) otherwise encourage, entice or conspire with any employee, independent contractor or consultant of Purchaser or any of its Affiliates (including the Acquired Entities), or any successors or assigns thereof, to leave or terminate such employee’s, independent contractor’s or consultant’s employment or engagement with Purchaser or any of its Affiliates (including the Acquired Entities), or any successors or assigns thereof, in order to become employed as an employee, independent contractor or consultant with a competitor of the Business; provided, however, that the foregoing provisions of this Section 6.6(b) shall not prohibit general solicitations in the public media not directed at a particular person.

(c)    During the Restricted Period, Seller covenants and agrees not to, and to ensure that its Affiliates do not, employ or hire, enter into business with (including through a joint venture or jointly owned legal entity) or provide financing, directly or indirectly, to any of Scott Dascani, Justin Edenfeld or James Graganella, in each case for purposes of owning or operating a title agency or insurance company or other business whose financial products include insurance offerings.

(d)    During the Restricted Period, neither Seller nor Purchaser nor any of their respective officers shall, directly or indirectly, for itself or in any capacity for or on behalf of or in conjunction with any other Person, make negative comments or otherwise disparage the other Party or any of its Affiliates or any successors or assigns thereof, or any of their respective owners, members, directors, managers, officers, employees, products or services; provided, however, that the foregoing shall not be violated by truthful statements in response to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including depositions in connection with such proceedings) or truthful statements in connection with any claim or matter relating to this Agreement or the Transactions.

(e)    Each Party agrees that (i) Seller shall receive material consideration upon receipt of the Purchase Price in exchange for, among other things, entering into the covenants and restrictions set forth in this Section 6.6, (ii) Purchaser shall receive material consideration upon receipt of the Purchased Equity in exchange for, among other things, entering into the covenants and restrictions set forth in this Section 6.6, (iii) the covenants and restrictions contained in this Section 6.6 are fair and reasonable and, in the case of the covenants and restrictions applicable to Seller, necessary for the protection of the business of the Company acquired by Purchaser hereunder, (iv) such covenants and restrictions relate to matters that are of special, unique and extraordinary character that give each such covenant and restriction a special, unique and extraordinary value, and (v) a breach of any of such covenant or restriction will result in irreparable harm and damages to the other Party or its Affiliates, as applicable, that would be very difficult to determine and which cannot be adequately compensated by monetary award. Accordingly, each Party, in addition to and not to the exclusion of any monetary award or other rights and remedies at law or in equity to which such Party or its Affiliates shall be entitled, without necessity of posting a bond or other security arrangement, to seek injunctive relief (temporary restraining order, preliminary injunction and permanent injunction) and specific performance with respect to any actual or threatened breach by the other Party of any such covenant in order to prevent or to restrain any such breach by such other Party or any other Person acting for, on behalf of, or with such other Party, as applicable.

(f)    Notwithstanding anything herein to the contrary, in the event that any provision, covenant, section or subsection or restriction of this Section 6.6 is held by a court of competent jurisdiction to be excessively broad as to duration or scope, or otherwise invalid or unenforceable for any reason, the Parties hereby authorize such court to narrow, limit or modify the restrictions herein to the extent reasonably necessary to accomplish the purposes of such provisions, and, in the event such limiting construction is impossible, such invalid or unenforceable provision shall be deemed severed from this Agreement but every other provision of this Agreement shall remain in full force and effect. The Parties further agree that, in the event that any provision of this Section 6.6 shall be held invalid or unenforceable by a court of competent jurisdiction, then in the alternative, the Parties agree to rewrite the offending language so as to make it enforceable to the maximum extent permitted by law, and to sign an amendment to this Agreement containing such language without the payment of additional consideration.

6.7    Enforcement of Rights for Acquired Entities’ Benefit. Seller acknowledges and agrees that it has entered into those certain agreements with the former owners, officers, board members and owners of the Acquired Entities set forth on Schedule 6.7 under which such counterparties covenant and agree not to solicit or hire Acquired Entity employees or to engage, directly or indirectly, in the operation of a title insurance agency or related business in Florida. Seller hereby covenants and agrees to provide to Purchaser and the Acquired Entities the benefits thereof and, at such Parties’ expense, agrees to enforce, at the request of and for the account of Purchaser or any Acquired Entity, Sellers’ rights arising thereunder against any Person, including the right to seek an injunction or specific performance and to bring claims thereunder. Seller agrees to follow Purchaser’s direction in respect of such matters, to keep Purchaser updated with respect to any claim Seller pursues against another Person pursuant to this Section 6.7 and to provide to Purchaser any notices Seller may receive in connection therewith.

6.8    Waiver. The Parties acknowledge and agree that, under Section 4.3 of the Company LLC Agreement, the Transactions would give National Consumer Title Group, LLC the right either (a) to sell its membership interests in the Company to Purchaser on the same terms and conditions as set forth herein and, in connection therewith, to receive from Seller an additional payment equal to twenty percent (20%) of the Closing Payment or (b) to purchase Seller’s membership interest for an amount equal to ninety-five percent (95%) of the Purchase Price. Purchaser, as the sole member of National Consumer Title Group, LLC and acting on behalf of National Consumer Title Group, LLC hereby waives such Person’s rights under Section 4.3 of the Company LLC Agreement.

6.9    Releases.

(a)    Effective as of, and conditioned upon the occurrence of, the Closing, except as provided in Section 6.9(c), Seller, on behalf of itself and any Person who may be bound by it (each, a “Releasing Party”), releases the Company, Omega and its and their predecessors, successors and assigns and, to the extent acting in such capacity for an Acquired Entity, each of their respective officers, directors and employees (each, a “Released Party”) from any and all Actions, debts, Liabilities, and obligations of every kind and character, whether at Law or in equity, which such Releasing Party has or may have or has ever had, which arise out of, relate to or are connected with such Acquired Entities with respect to periods prior to the Closing (each, a “Released Claim” and, collectively, the “Released Claims”), except in all cases for the Liabilities and obligations reserved under Section 6.9(d).

(b)    Effective as of the Closing, Purchaser, on behalf of the Acquired Companies and the members, managers, officers, employees, affiliates, predecessors and assigns thereof (the “Target Releasing Parties”) releases Seller and the Releasing Parties (the “Seller Released Parties”) from any and all Actions, debts, Liabilities, and obligations of every kind and character, whether at Law or in equity, which such Target Releasing Party has or may have or has ever had, which arise out of, relate to or are connected with the Acquired Companies with respect to periods prior to the Closing (each a “Target Released Claim” and collectively, the “Target Released Claims”), except in all cases for the Liabilities and obligations reserved under Section 6.9(d).

(c)    Each Releasing Party and each Target Releasing Party represents that it has made no assignment, conveyance or transfer of any kind of any Released Claim or Target Released Claim. Each Releasing Party and each Target Releasing Party acknowledges and intends that this Section 6.9 shall be effective as a bar to each of the Released Claims and Target Release Claims, as applicable.

(d)    Notwithstanding any other provision of this Section 6.9, nothing in this Section 6.9 shall prevent any Releasing Party or Target Releasing Party (or the Purchaser on behalf of any Target Releasing Party) from asserting any contractual Action or other claim such Releasing Party or Target Releasing Party may have against a Released Party or Seller Released Party, as applicable, if any, (i) for fraud, (ii) arising under or for breach of this Agreement or any other Transaction Document or other agreement or document contemplated hereby, or in any way impair or limit any contractual obligation any Person may have under any other written agreement, or (iii) arising with respect to acts, events or omissions that occur after the Closing. Furthermore, to the extent any Releasing Party is also an employee, officer or director of an Acquired Entity, the Released Claims of such Releasing Party shall not include any rights or remedies such Releasing Party may have relating to current period wages or benefits or for indemnification or advancement of expenses under such Company’s Organizational Documents.

ARTICLE VII.
ADDITIONAL JOINT COVENANTS

7.1    Support of Transaction.

(a)    Without limiting any covenant contained in Article VI, Purchaser and Seller shall, and Seller shall cause the Acquired Entities to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all consents from any Governmental Authority required to be obtained in connection with the Transactions; and (b) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of Article VIII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

(b)    In furtherance and not in limitation of the covenants of the parties hereto contained in this Section 7.1, Purchaser shall take any and all such further action as may be necessary to comply with any reasonable request made or condition imposed by, or to resolve any reasonable objection asserted by, any Governmental Authority with respect to the transactions contemplated by this Agreement and the Transaction Documents, in each case so as to enable the Closing to occur as soon as reasonably possible.

7.2    Tax Matters.

(a)    Purchaser, will prepare, or cause to be prepared, and file, or cause to be filed, all income Tax Returns for the Company for all Tax periods ending on or prior to the Closing Date that are filed after the Closing Date. Such Tax Returns shall be prepared consistently with the past custom and practice of each of the Company to the extent consistent with applicable Tax Law. With respect to each such income Tax Return, at least ten (10) Business Days prior to the date (including extension) on which the same is due or, if that is not reasonably practicable, as soon as is reasonably practicable, Seller shall submit the same to Purchaser for its review and shall take into consideration in good faith any reasonable revisions requested by the Purchaser.

(b)    All Transfer Taxes (if any) shall be borne and split evenly by Purchaser, on the one hand, and Seller, on the other hand. Each Party shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes and to cooperate in the preparation, execution and filing of all Tax Returns and other documents required in connection with such Transfer Taxes.

7.3    No Disclosure. From and after the date hereof until the Closing Date, no Party nor any Affiliate thereof shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Purchaser and Seller; provided, however, that any Party may make any public disclosure it believes in good faith is required by Law (including securities Laws) or the rules of any securities exchange (in which case such Party shall use its best efforts to advise the other Parties prior to making the disclosure). From and after the Closing Date, neither Seller nor any Affiliate thereof shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Purchaser; provided, however, that Seller or any Affiliate thereof may make any public disclosure it believes in good faith is required by Law (in which case such Party shall use its best efforts to advise the other Parties prior to making the disclosure).

7.4    Access to Books and Records Post-Closing.

(a)    For a period of five (5) years after the Closing Date, Purchaser shall retain, or cause the Acquired Entities to retain, all accounting, legal, auditing, Tax, and other books and records of the Business relating to (i) the conduct of the Business or (ii) the ownership of the Acquired Entities, in each case prior to the Closing Date. After the Closing Date, Purchaser shall permit Seller and its representatives to have reasonable access to, and to inspect and copy, at Seller’s expense, any books and records referred to in this Section 7.4(a) that Seller requires for financial reporting, Tax, or accounting purposes (which such materials, for the avoidance of doubt, shall be subject to the provisions of Section 6.5).

(b)    If after the Closing any party hereto is contesting or defending against any Action relating to (i) any transaction contemplated by the Transaction Documents or (ii) any fact, situation, condition, event, action, failure to act, or transaction occurring prior to the Closing Date involving the Acquired Entities or the Business, each other party hereto shall (1) reasonably cooperate with the contesting or defending party and its counsel in, and reasonably assist the contesting or defending party and its counsel with, the contest or defense, (2) make available such other party’s personnel (including for purposes of fact finding, consultation, interviews, depositions, and, if required, as witnesses), during reasonable business hours, and (3) provide such information, testimony, and access to its books and records, in each case as shall be reasonably requested in connection with the contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the contesting or defending party; provided, however, that the foregoing shall not apply to any matter for which the contesting or defending party is seeking indemnification under Article X or involving a dispute between Purchaser and Seller.

ARTICLE VIII.
CONDITIONS TO OBLIGATIONS

8.1    Conditions to Each Party’s Obligations. The obligations of Purchaser and Seller to consummate, or cause to be consummated, the Transactions are subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

(a)    All necessary regulatory approvals in respect of the acquisition of the Company and Omega that may be required by statute, regulation, Governmental Order or otherwise, and all other governmental consents, Orders or rulings necessary to effect the Transactions, shall have been duly obtained, made or given and shall be in full force and effect at the Closing.

(b)    No Governmental Authority of competent jurisdiction shall have enacted, issued or entered any Governmental Order or applicable statute, rule or regulation that, in any case, is in effect and enjoins or otherwise prohibits the consummation of the Transactions.

8.2    Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Purchaser:

(a)    The representations and warranties of Seller contained in this Agreement and in any certificate or other writing delivered by Seller or any Acquired Entity pursuant to this Agreement (other than Fundamental Representations) shall be true and correct in all material respects (without regard to any qualifications or references to “Material Adverse Effect,” “material” or other materiality qualifications or references contained in any specific representation or warranty) as of the date of this Agreement and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date), except for those failures of such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b)    The Fundamental Representations shall be true and correct in all material respects (except Fundamental Representations that contain materiality or Material Adverse Effect qualifiers, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as if made at and as of that time (except for (i) Fundamental Representations made only as of a specified date, which shall be true and correct as of the specified date and (ii) the Fundamental Representations set forth in Section 4.4 (Capitalization) or Section 4.10 (Brokers’ Fees), which, notwithstanding the foregoing provisions of this Section 8.2(b), shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date).

(c)    The covenants of Seller and each Acquired Entity to be performed as of or prior to the Closing shall have been performed in all material respects.

(d)    Those individuals nominated by Seller and serving as directors of the Company shall have made themselves available for a Board meeting to approve the pay out of a profits distribution and formally to remove those officers no longer actively serving in such capacity.

(e)    Seller shall have delivered to Purchaser a certificate signed by Seller, dated the Closing Date, certifying that the conditions specified in Sections 8.2(a), 8.2(b) and 8.2(c) have been fulfilled.

(f)    Seller shall have delivered, or caused to be delivered, to Purchaser the items listed in Section 3.2.

(g)    Since the date hereof, no Material Adverse Effect shall have occurred.

(h)    All intercompany accounts between Seller or any Related Person of Seller (other than the Acquired Entities), on the one hand, and any of the Acquired Entities, on the other hand, shall have been paid in full or otherwise satisfied or extinguished, and reasonable evidence of the foregoing shall have been delivered to Purchaser.

8.3    Conditions to the Obligations of Seller. The obligation of Seller to consummate the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Seller:

(a)    The representations and warranties of Purchaser contained in this Agreement and in any certificate or other writing delivered by Purchaser pursuant to this Agreement shall be true and correct in all material respects (except representations and warranties that contain materiality qualifiers, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as if made at and as of that time (except for representations and warranties made only as of a specified date, which shall be true and correct as of the specified date).

(b)    The covenants of Purchaser to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)    Purchaser shall have delivered to Seller a certificate signed by an officer of Purchaser, dated the Closing Date, certifying that the conditions specified in Sections 8.3(a) and 8.3(b) have been fulfilled.

(d)    Purchaser shall have delivered, or caused to be delivered, to Seller (and the other Persons contemplated in Section 3.3) the items listed in Section 3.3.

(e)    The Board of Directors of the Company shall have approved, and the Company shall have paid out, a profits distribution of $432,000 to Seller.

8.4    Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement, including failure to use commercially reasonable efforts to consummate the Transactions as required by and subject to Section 7.1.

ARTICLE IX.
TERMINATION/EFFECTIVENESS

9.1    Termination. This Agreement may be terminated and the Transactions abandoned:

(a)    by either Purchaser or Seller if a material breach of any provision of this Agreement has been committed, in the case of a Purchaser termination, by Seller (or any Acquired Entity) or by Purchaser, in the case of a Seller termination, and such breach has not been waived in writing or cured on or before the earlier to occur of (i) twenty (20) days after written notice of such breach has been delivered to the breaching Party or (ii) the date that is one hundred twenty (120) days following the date of this Agreement (the date in this clause (ii), the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(a) will not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

(b)    by Purchaser if any of the conditions in Section 8.2 have not been satisfied on or before the Termination Date or if satisfaction of any such condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived in writing such condition on or before the Termination Date; provided, however, that, the Termination Date shall be extended an additional sixty (60) days in the event that the Closing has not occurred solely due to the failure to obtain any necessary approvals from Governmental Authorities under Section 8.1(a) and such approvals remain pending;

(c)    by Seller if any of the conditions in Section 8.3 have not been satisfied on or before the Termination Date or if satisfaction of any such condition is or becomes impossible (other than through the failure of Seller or an Acquired Entity to comply with its obligations under this Agreement) and Seller has not waived in writing such condition on or before the Termination Date; provided, however, that, the Termination Date shall be extended an additional sixty (60) days in the event that the Closing has not occurred solely due to the failure to obtain any necessary approvals from Governmental Authorities under Section 8.1(a) and such approvals remain pending; or

(d)    by written consent of Seller and Purchaser.

9.2    Effect of Termination. Except as otherwise set forth in this Section 9.2, in the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party or its respective Affiliates, officers, directors, partners, managers or members, other than Liability of Seller or Purchaser, as the case may be, for any breach of this Agreement occurring prior to such termination. Prior to the termination of this Agreement in accordance with its terms, nothing in this Section 9.2 shall be deemed to impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement as and only to the extent such right is expressly available under Section 11.13. The provisions of this Section 9.2, the confidentiality covenant in Section 6.5 and Article XI shall survive any termination of this Agreement.

ARTICLE X.
INDEMNIFICATION

10.1    Survival of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement contained herein and any certificate required to be delivered under this Agreement related to any such representation, warranty, covenant or agreement will survive the Closing and continue in full force and effect; provided, however, that (i) any claim by a Purchaser Indemnified Party under Section 10.2(a)(i), other than with respect to a claim relating to a Fundamental Representation, may only be made on or before the date that is twelve (12) months after the Closing Date, (ii) any claim by a Purchaser Indemnified Party under Section 10.2(a)(i) relating to a breach of Section 4.1(Organization), Section 4.2 (Due Authorization), Section 4.4 (Capitalization), Section 4.10 (Brokers’ Fees) and Section 4.14 (Solvency) (collectively, the “Fundamental Representations”) may be made on or before the date that is the later of (A) five (5) years after the Closing Date or (B) sixty (60) days after the expiration of the applicable statute or period of limitations (including any extension of such statute or period of limitations), and not thereafter, (iii) any claim by a Purchaser Indemnified Party under Section 10.2(a)(ii) or a Seller Indemnified Party under Section 10.2(b)(ii) may be made on or before the date that is eighteen (18) months after the Closing Date and not thereafter (except that such covenants and agreements to be performed following the Closing shall survive the Closing and continue thereafter in accordance with their terms), (iv) any claim by a Purchaser Indemnified Party under Sections 10.2(a)(iii) through (v) may be made on or before the date that is the later of (A) five (5) years after the Closing Date or (B) sixty (60) days after the expiration of the applicable statute or period of limitations (including any extension of such statute or period of limitations), and not thereafter and (v) any claim by a Purchaser Indemnified Party relating to Fraud may be made at any time following the Closing and the Purchaser Indemnified Parties shall be entitled to indemnification therefor under this Article X indefinitely. The Liability of an indemnifying Party with respect to any indemnification claim timely made hereunder shall continue until the indemnifying Party’s Liability therefor has been finally determined and fully satisfied. The Purchaser Indemnified Parties’ rights to indemnification or payment of Damages under this Article X or any of their other rights shall not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) by, on behalf of or for the benefit of Purchaser at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any representation, warranty, covenant or agreement of Seller in this Agreement.

10.2    Indemnification.

(a)    Subject to Section 10.4, from and after the Closing, Seller shall indemnify, defend and hold Purchaser, the Acquired Entities, their respective Affiliates and each of their respective officers, directors, shareholders, managers, members, employees and agents (which, for the avoidance of doubt, shall not include any of the Sellers) (collectively, the “Purchaser Indemnified Parties”) harmless from, against and in respect of any Damages to the applicable Purchaser Indemnified Party arising from or related to any of the following:

(i)    any breach or inaccuracy of any representation or warranty Seller has made in this Agreement (or pursuant to any certificates delivered pursuant to Section 8.2(e));

(ii)    any breach by Seller (or by any Acquired Entity, prior to the Closing) of any covenant or agreement of Seller (or of any Acquired Entity, prior to the Closing) in this Agreement;

(iii)    Transfer Taxes for which Seller is responsible pursuant to Section 7.2(b) and any Taxes required to be withheld from or paid with respect to Seller’s distributive share of the Company’s taxable income for Tax periods ending on or prior to the Closing Date;

(iv)    any Transaction Expenses for which the Acquired Entities may be liable; and

(v)    any Actions brought in respect of the Company or Omega which relate to the period prior to Closing and are of the type which would typically be covered by directors’ and officers’ liability, employment practices liability and fiduciary liability and/or errors and omissions insurance policies but, for any reason, are not so covered.

The applicable Purchaser Indemnified Party may, in its sole discretion, elect which subsection of this Section 10.2(a) under which to bring a claim for indemnification if more than one subsection is applicable.

(b)    Subject to Section 10.4, from and after the Closing, Purchaser shall indemnify, defend and hold Seller, its respective Affiliates and its officers, directors, shareholders, managers, members, employees and agents (each, a “Seller Indemnified Party”) harmless from, against and in respect of any Damages arising from or related to (i) any breach or inaccuracy of any representation or warranty Purchaser has made in this Agreement (or pursuant to the certificate delivered pursuant to Section 8.3(c)), or (ii) any breach by Purchaser of any covenant or agreement of Purchaser in this Agreement.

(c)    The amount of indemnification to which an Indemnified Party shall be entitled under this Article X shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree (in their joint and absolute discretion). The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

10.3    Indemnification Claim Procedures.

(a)    If any Action is commenced or threatened that may give rise to a claim for indemnification (an “Indemnification Claim”) by any Person entitled to indemnification under this Agreement (each, an “Indemnified Party”), then such Indemnified Party shall promptly (i) notify the Indemnitor and (ii) deliver to the Indemnitor a written notice (A) describing in reasonable detail the nature of the Action, (B) including the Indemnified Party’s best estimate, if reasonably estimable at such time, of the amount of Damages that may arise from such Action, and (C) describing in reasonable detail the basis for the Indemnified Party’s request for indemnification under this Agreement. Failure to notify the Indemnitor in accordance with this Section 10.3(a) will not relieve the Indemnitor of any liability that it may have to the Indemnified Party, except to the extent the defense of such Action is materially prejudiced by the Indemnified Party’s failure to give such notice.

(b)    Following the delivery of written notice to the applicable Indemnified Party acknowledging its liability under this Agreement in respect of Damages incurred by such Indemnified Party in connection with such Action, an Indemnitor may elect at any time to assume and thereafter conduct the defense of any Action subject to any such Indemnification Claim with counsel of the Indemnitor’s choice and to settle or compromise any such Action, and each Indemnified Party shall reasonably cooperate, at the Indemnitor’s sole expense, with the conduct of such defense by the Indemnitor or the settlement of such Action by the Indemnitor so long as (i) under applicable standards of professional conduct, no conflict of interest on any significant issue related to such defense exists between the Indemnitor, on the one hand, and the Indemnified Party, on the other hand; and (ii) the Indemnitor conducts the defense of the Action actively and diligently at the sole cost and expense of the Indemnitor; provided, however, that the Indemnitor will not approve of the entry of any judgment or enter into any settlement or compromise with respect to the Indemnification Claim without the Indemnified Party’s prior written approval (which must not be unreasonably withheld or delayed) unless (x) such judgment, settlement or compromise involves only payment of money damages, (y) all such money damages will be the responsibility of, and paid in full by, the Indemnitor and (z) such judgment, settlement or compromise does not impose an injunction or other equitable relief on, and contains no admission of wrongdoing by, the Indemnified Party. If the Indemnified Party gives an Indemnitor notice of an Indemnification Claim and the Indemnitor does not, within twenty (20) days after such notice is given, (A) give notice to the Indemnified Party of its election to assume the defense of the Action or Actions subject to such Indemnification Claim and (B) thereafter promptly assume such defense, then the Indemnified Party may conduct the defense of such Action; provided, however, that if at any time the Indemnitor acknowledges in writing that such Action is a Damage subject to this Article X, the Indemnitor may thereafter join the defense of such Action. During the time the Indemnitor is conducting the defense of an Action, the Indemnified Party may retain separate co-counsel at its sole cost and expense and may participate in the defense of such claim.

(c)    Solely with respect to third party claims, at the reasonable request of the Indemnitor, each Indemnified Party shall grant the Indemnitor and its representatives all reasonable access to the books, records, employees and properties of such Indemnified Party to the extent reasonably related to the matters to which the applicable Indemnification Claim relates. All such access shall be granted during normal business hours and shall be granted under the conditions which shall not unreasonably interfere with the business and operations of such Indemnified Party.

10.4    Limitations on Indemnification Liability. Notwithstanding any provision of this Agreement to the contrary, any claims an Indemnified Party makes under this Article X will be limited as follows:

(a)    Indemnification Cap. Except with respect to claims arising from or relating to a Fundamental Representation, the aggregate amount of Damages for which the Purchaser Indemnified Parties shall be entitled to indemnification pursuant to Section 10.2(a)(i) will equal fifty percent (50%) of the Damages in respect of the Company or Omega and shall not exceed $220,000 in aggregate (the “Representations Cap”) and the maximum amount to be paid to the Purchaser Indemnified Parties pursuant to Seller’s indemnification obligation under Section 10.2(a)(v) shall be the Escrow Amount (the “SI Cap”). For the avoidance of doubt, the Representations Cap shall not apply to claims or Damages arising from or relating to (i) Section 10.2(a)(i) in respect of any Fundamental Representation or (ii) any of Sections 10.2(a)(ii) through (v), and the SI Cap shall apply only to claims or Damages for which a Purchaser Indemnified Party seeks indemnification under Section 10.2(a)(v); provided, however, that, the Purchaser Indemnified Parties will not be entitled to indemnification under clauses (i) or (ii) above in excess of the Purchase Price, other than with respect to Damages arising from or relating to Fraud, for which no cap shall apply.

(b)    Basket. Solely with respect to any claim made pursuant to Section 10.2(a)(i), the Purchaser Indemnified Parties shall not be entitled to seek indemnification pursuant to this Article X unless the aggregate amount of all Damages incurred by the Purchaser Indemnified Parties for which the Purchaser Indemnified Parties are entitled to indemnification pursuant to this Article X exceeds $10,000 (the “Basket Amount”), in which case the Purchaser Indemnified Parties shall be entitled to indemnification for all Damages in excess of the Basket Amount; provided, however, that the limitations set forth in this Section 10.4(b) shall not apply to any claims or Damages arising from or relating to any Fundamental Representation or Fraud.

(c)    Punitive Damages. No Indemnified Party shall be entitled to indemnification for any exemplary or punitive damages except to the extent a third party is awarded such Damages from such Indemnified Party.

(d)    No Duplicate Claims. In the event a Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, recovers Damages in respect of an Indemnification Claim, no other Purchaser Indemnified Party or Seller Indemnified Party, as applicable, may recover the same Damages in respect of a claim for indemnification under this Agreement.

(e)    Calculation of Damages. The amount of any Damages payable under this Article X by the Indemnitor shall be net of any amounts actually recovered by the Indemnified Party under applicable insurance policies (net of any applicable costs of recovery or collection thereof), or from any other Person alleged to be responsible therefor. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnitor, then such Indemnified Party shall promptly reimburse the Indemnitor for any such indemnification payment up to the amount actually received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount, but, in the case of amounts received under applicable insurance policies, only to the extent such payments, together with all similar amounts previously received, are in excess of the aggregate deductibles or retentions under such insurance policies

(f)    Duty to Mitigate. Purchaser and Seller shall take, or cause the applicable Indemnified Party to take, all steps to mitigate any Damage in accordance with common law duties under Delaware law upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto; provided, that no Indemnified Party shall be required to initiate litigation in respect of such efforts.

10.5    Tax Treatment of Indemnity Payments. Purchaser and Seller agree to treat any payments made pursuant to this Article X as an adjustment to the Purchase Price for all Tax purposes, except to the extent otherwise required pursuant to a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Tax Law).

10.6    No Recourse Against the Acquired Entities. Seller hereby (a) disclaims any reliance whatsoever upon the truth or accuracy of any of the representations or warranties given or made by an Acquired Entity or Seller in this Agreement, and (b) effective as of the Closing, irrevocably waives any and all defenses or right to recourse with respect to any misrepresentation or breach of any representation or warranty, or breach of or noncompliance with any agreements or covenants, given or made by it or any of Acquired Entity. Seller further agrees that it will not be entitled to contribution from, subrogation to or recovery against the Acquired Entities with respect to any Damages imposed on or incurred by Seller in connection with this Agreement or the Transactions.

10.7    Disregard Materiality. For purposes of determining (a) the amount of any Damages that is the subject matter of a claim for indemnification under this Article X based on a breach or inaccuracy of any representation or warranty contained in this Agreement and (b) whether a breach or inaccuracy of any such representation or warranty has occurred or exists, each such representation and warranty shall be read without regard and without giving effect to any “materiality,” “in all material respects,” “Material Adverse Effect” or similar standard or qualification contained in such representation or warranty (as if such standard or qualification were deleted therefrom).

10.8    Manner of Payment; Escrow Funds.

(a)    Any indemnification of an Indemnified Party pursuant to this Article X shall be effected by wire transfer of immediately available funds from the applicable Person to an account designated in writing by the applicable Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, within fifteen (15) days after the final determination thereof; provided, however, that any indemnification owed by Seller to the Purchaser Indemnified Parties pursuant to Section 10.2(a)(v) shall be satisfied first from the Escrow Amount to the extent available and thereafter, from the Seller. Notwithstanding any other provision herein contained but subject to the obligation to make a claim under applicable insurance coverage, Purchaser may (but shall not be required to) exercise its right of set-off under Section 10.8 to address any remaining unpaid amounts.

(b)    Pursuant to the Escrow Agreement, the Escrow Agent shall, within five (5) Business Days following the twelve (12) month anniversary of the Closing, disburse to Seller the remaining balance of the Escrow Amount less that portion of the Escrow Amount that is then the subject of any timely-delivered notice of Indemnification Claim pursuant to this Article X. Any portion of the Escrow Amount held following such date with respect to pending but unresolved claims for indemnification that is not awarded to the Purchaser Indemnified Parties upon resolution of the claim shall be disbursed to Seller within five (5) Business Days of such resolution. If at any time, any portion of the Escrow Amount is required to be paid to the Purchaser Indemnified Parties in accordance with the terms of this Agreement, Seller and Buyer shall promptly deliver joint written instructions to the Escrow Agent instructing such payment, and the Escrow Agent shall disburse such funds by wire transfer of immediately available funds to the bank account(s) designated by Seller, Purchaser or the Indemnified Party, as applicable, in accordance with the terms hereof and of the Escrow Agreement.

10.9    Right of Setoff. In addition to the other provisions of this Article X, upon notice to Seller specifying in reasonable detail Purchaser’s or any Purchaser Indemnified Party’s good faith basis for such setoff, Purchaser or any Purchaser Indemnified Party, as applicable, may setoff and recoup against any amount payable to Seller or Seller Indemnified Party all amounts payable by any of Purchaser, any Purchaser Indemnified Party or any of their respective Affiliates pursuant to this Article X. In the event Purchaser or any Purchaser Indemnified Party exercises the foregoing rights set forth in this Section 10.9 and it is later determined (either by agreement of the Parties or by a final order of a court of competent jurisdiction) that the exercise of such rights was improper, simple interest shall accrue on the improperly setoff amount, at rate of six percent (6%) per annum, commencing on the date the improper setoff occurred and accruing until the improperly setoff amount is paid in full to Seller.

10.10    Indemnification Sole and Exclusive Remedy. The indemnification provided in this Article X shall be the exclusive remedy from and after the Closing available to any Party in connection with any Damages arising out of this Agreement; provided, however, that this Section 10.10 shall not in any way limit any Person’s rights against any other Person in respect of Fraud by such other Person or any rights such Person may have under any other agreement. Notwithstanding the foregoing, nothing in this Section 10.10 shall limit or restrict the ability or right of any Party to seek injunctive or other equitable relief for any breach or threatened breach of any of the provisions of this Agreement.

ARTICLE XI.
MISCELLANEOUS

11.1    Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

11.2    Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service, (d) when delivered by email (solely if receipt is confirmed), addressed as follows:

(i)         If to Purchaser or, following the Closing, either Company, to:

HG Holdings, Inc.

2115 East 7th Street Suite 101

Charlotte, NC 28204

Attention: Steven A. Hale II

Email: steve@halepartnership.com

with a copy (which shall not constitute notice) to:

Moore & Van Allen PLLC

100 North Tryon Street, 47th Floor

Charlotte, North Carolina 28202

Attention: Ryan M. Smith

Email: ryansmith@mvalaw.com

(ii)         If to Seller, to:

Fidelis US Holdings, Inc.

Waterloo House

100 Pitts Bay Road

Pembroke

Bermuda HM 08

Attention: Hinal Patel

Email: hinal.patel@fidelisinsurance.com

with a copy (which shall not constitute notice) to:

c/o Fidelis Insurance

The Leadenhall Building

34th Floor, 122 Leadenhall Street

London EC3V 4AB

Attention: Michael Cottell

Email: Michael.cottell@fidelisinsurance.com

and

McDermott Will & Emery LP

One Vanderbilt Avenue

New York, NY 10017-3852

Attention: Thomas M. Dawson

Email: tmdawson@mwe.com

or to such other address or addresses as the Parties may from time to time designate in writing.

11.3    Assignment. HG Holdings, Inc. shall have the right to assign this Agreement to an Affiliate upon not less than two (2) Business Days prior written notice to Seller; provided, however, that no such assignment shall relieve HG Holdings, Inc. of its obligations hereunder. Except as noted in the prior sentence, no Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

11.4    Rights of Third Parties. Except as set forth in Section 6.5 and Article X, nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

11.5    Expenses. Whether or not the Transactions are consummated, each Party will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the other Transaction Documents or the Transactions.

11.6    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.7    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement delivered by facsimile or similar electronic means shall be effective as manually executed signatures in person for all purposes.

11.8    Schedules and Annexes. The Schedules and Annexes referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Annexes shall be deemed references to such parts of this Agreement unless the context shall otherwise require. Any disclosure set forth in any particular section of a Schedule shall be deemed to be disclosed for any other section of the Schedules to the extent that its relevance or applicability to such other section of the Schedules is reasonably apparent on its face (and without reference to any underlying document or instrument referenced in such disclosure). Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information in the Schedules shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement.

11.9    Entire Agreement. This Agreement (together with the Schedules and Annexes to this Agreement) constitutes the entire agreement by or among the Parties relating to the Transactions and supersedes any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties hereto or any of their respective Affiliates relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between or among the Parties except as expressly set forth in this Agreement (together with the Schedules and Annexes to this Agreement) and the Confidentiality Agreement.

11.10    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

11.11    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement (without additional consideration) to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

11.12    Jurisdiction. Any proceeding or action based upon, arising out of or related to this Agreement or the Transactions may be brought in the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such court, and agrees not to bring any proceeding or action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 11.12. EACH PARTY HERETO WAIVES TRIAL BY JURY IN ANY PROCEEDING UNDER OR RELATED TO THIS AGREEMENT.

11.13    Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce and require specific performance with respect to the terms and provisions of this Agreement, in addition to any other remedy to which any Party is entitled at Law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have hereunto caused this Agreement to be duly executed as of the date first above written.

PURCHASER:

HG HOLDINGS, INC.

By:
Name: Steven A. Hale, II Title: Chief Executive Officer

COMPANY:

TITLE AGENCY VENTURES LLC

By:
Name: Title:

SELLER:

FIDELIS US HOLDINGS, INC.

By:
Name: Title:

Membership Interests Purchase Agreement

Schedule 4.8

Leadership

1.	Grahame A. Dawe

2.	Richard Holden

3.	Hinal Patel

Schedule 6.7

Non-Solicitation Agreements

1.	Right of First Refusal and Non-Compete Side Letter, dated December 21, 2018, between Justin Edenfield and Title Agency Ventures LLC.

2.	Right of First Refusal and Non-Compete Side Letter, dated December 21, 2018, between James A. Graganella and Title Agency Ventures LLC.

3.	Right of First Refusal and Non-Compete Side Letter, dated February 5, 2019 between Scott Dascani and Title Agency Ventures LLC.